Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Explanatory Note

Soaring Eagle Acquisition Corp. (the “Company” or “Soaring Eagle”) is filing this Form 425 attaching two items: (i) a transcript the first half 2021 results update call of Ginkgo Bioworks, Inc. (“Ginkgo”) and (ii) an investor presentation used at Ginkgo’s first half 2021 results update call.

Ginkgo Bioworks, Inc. – H1 2021 Update Call

August 18, 2021, 4:30 PM ET

Anna Marie:	Good afternoon, everyone, and welcome to the Ginkgo Bioworks first half 2021 revenue update and business review. Prior to this presentation, we published a press release, and the presentation related to these materials will also be available on our website, which is at ginkgobioworks.com/investors. Joining me today are Jason Kelly, our co-founder and CEO, and Mark Dmytruk, our CFO, to discuss an overview of our first half performance, some recent updates, as well as Ginkgo’s business model and outlook. This discussion will be followed by a moderated Q&A session, and if you want to ask a question, please submit them to Ginkgo on Twitter with the hashtag #Ginkgoresults, or by sending an email to investors@ginkgobioworks.com. During the presentation today, we’ll be making forward looking statements which involve risks and uncertainties. We refer you to the Form S-4 that was filed by Soaring Eagle with the Securities and Exchange Commission for further information regarding those risks and uncertainties. And with that, I am delighted to turn the call over to Jason Kelly, our co-founder and CEO.

Jason Kelly:	Thanks, Anna Marie. So, welcome everybody. It’s good to have you on the call today. And I want to start by saying we’re planning to, as we’ve announced, de-SPAC in mid-September, and take the company public and list it as DNA on the New York Stock Exchange. After that point, we’ll be doing formal earnings calls. I just want to be clear, that’s not what we’re doing today. We really are giving you sort of an update on the first half, the things that we think are important for you to know, and then a little bit of an outlook on where we think things are going in the second half of the year with a goal of helping you understand us better as a business.

For many of you, this will be probably one of the first times you’ve had a chance to really engage with the leadership here, with me in particular. And we’re really excited about all the Q&A we’ve been seeing. So I wanted to share a little bit just philosophically on how I think about why it’s important for our shareholders to understand the company deeply. In the history of Ginkgo, we’ve been a private company. So the last 13 years, very closely held. We have great investors, Viking Global, Cascade, Bill Gates’ family office, Baillie Gifford, General Atlantic, Senator, so on. Really, really great investors, but a small group. And I think it’s important when people are investing in a company to really understand what we’re trying to accomplish as an organization, and then also how we’re going to do well as a business to do it. Because every time you make that investment, it makes it easier for me to access capital and do the things that Ginkgo is trying to do in the world.

So, what are we trying to do? So, the goal for Ginkgo is ultimately to make it as easy to program cells as it is today to program computers. And the reason that’s going to be feasible is that inside of cells is digital code in the form of DNA. It’s A, T, Cs. and Gs, not zeros and ones like a computer, but you can read this code with DNA sequencing with genomics, and you can write this code with DNA synthesis, DNA printing, a newer technology. And if you can read and write code and the cell will run it, well, that’s programming. And Ginkgo’s goal is to really take a page out of the tech industry, not the biotech industry, and build a horizontal platform. In other words, across all markets to enable people to program cells.

And we don’t want to lock this technology up. We don’t want it just for our own cell programs, our own applications. We want to do sort of what the operating system companies did with personal computers or the app stores on mobile phones, or the cloud computing companies, the AWS’ did for launching websites. We want to make it so anybody that wants to develop a new application with engineered biology can do it easily by leveraging all the infrastructure behind me here in Boston, our platform to do that. And so that’s the world we’re trying to bring about, right? And so that’s the goal. And someday, we want to make it easy enough that your kids could do it. So you should be deciding if you want that to happen. That’s the first reason to invest.

And then second is are we going to make you a lot of money doing it, right? And so that comes down to, do you like our strategy? Do you like my approach to competitive moats that’ll give us pricing power over time? Do you like the technology stack we’re building and the investments we’re making? You know, you have to understand the business to make that decision as well. And I think the key distinction there is, again, we’re taking a page a bit more from tech than from biotech. So, you’ll hear about our app store style business model, where everybody who develops an application, and you’ll hear about a few of the ones in the first half of the year that have gone well and are getting transferred to customers commercially, just like Apple would take a percent of revenues on the apps to the app store, we are going to do a similar thing for the applications developed on Ginkgo’s platform. So, that’s a certain style of business model, familiar in tech, a little newer to biotech. And then alongside that, we’re going to get paid fees while we do the work. And that’s been a bit easier for people to understand.

So if you go to the next slide, Anna Marie, I’ll sort of highlight what I think will be the three takeaways I’d love you to learn from today’s short meeting, and then I’m going to pass it to Mark Dmytruk, our CFO. So, the first, we’re really, really thrilled to be upping our projections from 23 new cell programs in 2021 to 30. And just to give you a sense of scale, we ended last year with just over 50 cell programs running on the platform in totality. So this is really a big increase in the amount of work we’re doing for customers. And the reason we’ve been able to update this is as a consequence of the progress we’re making for existing customers, we’re starting to see inbound interest increasingly to the platform. And that’s more than I think we expected at the start of the year. It’s really exciting.

Secondly, the biggest question I get from investors after if we’re going to make dinosaurs, which I don’t know why that question gets asked, but the biggest question I get asked is how does that sort of app store downstream value part of the business model work, right? How much is it worth when you do a typical program? How does the money come into Ginkgo? What are the different approaches? And so we’re going to go through three case studies from the first half of this year that really highlight clearly the ways that works. And then the third one, not to put too fine a point on it, but the new delta variant of SARS-CoV-2 really sucks. The CDC leaked a set of slides a couple of weeks ago. You probably saw. It highlights that the infectiousness of this variant is about twice the original. So instead of one to two people being infected with each new case, it’s five to eight. It’s like chicken pox, for those of you like me who had that as a kid. And so it really changes the dynamics around our biosecurity offering.

And so again, we’ve been very fortunate and we’re pleased to update that we’ve either signed or in close to near finished contracting with over $400 million in state contracts, just in the last couple months, for K-12 testing. That’s really the sort of upside over the fall and spring semester that we could bring in through these contracts. I will highlight, you’re going to hear from Mark on numbers that we’re updating on for the second half outlook. That’s really what we consider to be predictable and in our control of those numbers. And so I think that’s something you’re going to hear from Ginkgo a lot in the future. When we put numbers in front of you, we want them to be things that are really under our control and that we feel strongly are predictable. And then that upside on top of that, we hope to give you a little bit of information, but ultimately you’ll have to decide what you think will happen there.

So, I’m going to pass it on to Mark, who’s going to dig in a little bit to our numbers. Oh, one last thing, sorry. I went through almost all of this, but I will ... I would love to highlight very importantly, Reshma Kewalramani, the CEO of Vertex, will be joining our board and alongside Arie and Marijn, Arie Belldegrun, who is the founder of Kite Pharma, and Marijn Dekkers, who was previously the CEO of Bayer. We now have a very nice set of really deep folks in the therapeutics industry on our board. That’s very, very important for us going forward as we’re going to do more and more cell programming in the therapeutics space. And we also completed the acquisition of Dutch DNA, which is a key Codebase asset. Back to that tech stack, it’s something that we wanted to make sure we had exclusive for Ginkgo, so we bought that. All right, so I’m going to pass it on to Mark, and I’ll pick you up again in a minute.

Mark Dmytruk:	Thank you, Jason, and good afternoon, everyone. Today’s financial discussion is going to be focused only on revenue highlights. And as Jason mentioned, we will be filing a full set of first half financial statements with our S-1 amendment, which we would expect to be doing in the near future. So you will get sort of full P&L balance sheet details in the near future, but that’s not the purpose of today’s call. So in the first half of 2021, total revenue increased to $88 million, representing growth of 180% compared to the first half of 2020. In the first half of 2021, we added 11 new cell programs through the Foundry. And as a reminder, our new cell program count is a key KPI that we’re focused on, as it is really this metric that drives both Foundry revenue and potential future downstream value share.

And also as a reminder, we only count a program when it reaches a certain expectation of scale. And we are often doing several proof of concept type programs as well at any given time, which can ultimately lead to larger paid programs. So the 11 new programs we added in the first half of 2021 compares to nine new programs in the first half of 2020, representing 22% growth. Existing customers accounted for three of the 11 year programs, and new customers are counted for the remaining eight. And as you saw on the prior slide, we’re pretty excited about some of the new logos that we brought on. Aldevron, Corteva, Biogen, et cetera. I also want to just point out that we’re seeing very good industry diversification in the new programs with five of the 11 new customer programs being from the pharma and biotech industry, and the rest being diversified across other industries.

So as a result of this program growth, Foundry revenue increased to $44 million in the first half of 2021 from $31 million in the first half of 2020, representing 41% growth. And just to give you some additional context on that, in the first half of 2021, we supported a total of 51 active programs across 25 unique customers on our Foundry platform. So again, just an indicator of the diversification of the business model, and the fact that that diversification continues to grow. Our new biosecurity offering also recognized $44 million of revenue in the first half of 2021, consisting primarily of service revenue from our end-to-end COVID testing services. And finally, just to say a few words about investments that we’ve been making in addition to the acquisition of Dutch DNA that Jason mentioned, we closed that on July 1. We continued our capital investments in Foundry capacity in the first half of 2021. We commissioned two new spaces in Cambridge, Massachusetts to further bolster certain technical capabilities, and we kicked off construction of a new broad use Foundry, what we call Bioworks 6, at our headquarters in Boston. So now I’d like to provide some commentary about our revenue outlook for the rest of the year.

Based on progress that we have seen for the rest of the year, based on progress that we have seen in the first half of the year and our pipeline for the remainder of the year, we are increasing our projection from new cell programs in 2021 from 23 to 30. So this represents a 30% increase from our prior full year expectation and a 67% year over year growth in new programs added to our platform. And I just want to note that the majority of these incremental programs would be added in Q4, and therefore we wouldn’t expect to see an in-year revenue contribution of any significance from those incremental programs, but they give us a nice head start on next year’s revenue. For bio-security, our original full year revenue projection, as you can see on the page, had been $50 million.

As we have already achieved $44 million in the first half of the year with additional revenue in July, we’re now expecting our revenue to be at least $75 million for the full year. This revised outlook is based primarily on the value of recurring support services revenue within states that have chosen to partner with Ginkgo and that have contracted with us or are in the final stages of contracting with us. The actual total potential value of these state contracts at present is greater than $400 million during the next school year, and therefore our actual revenue in 2021 may exceed the $75 million, depending on our ability to conduct sufficient outreach to school districts, depending on school adoption rates of concentric, our offering and depending on the volume of testing that’s actually performed.

And there’s big upside here, but I also just want to point out it’s equally important to note that these state contracts can be paused or terminated early. And there is still, as I think everyone on this call knows, significant uncertainty in the K to 12 testing market in general as the facts and circumstances of the pandemic change regularly. And one final comment on outlook, we currently do not and are not planning to provide guidance for downstream value share due to just inherent unpredictability as to timing and amount. But we do expect certain programs to contribute downstream value in the second half of 2021 and flow through to the P&L. Jason is going to be talking a little bit about that in the coming slides. And so those are my comments. Jason, back to you.

Jason Kelly:	Thanks, Mark. And again, yeah, hopefully that lands on you all. Again, are our focus on things that are under our control and predictable when we share numbers with you. So I’m going to talk a little bit, I will highlight some of those potential opportunities for downstream value for us. Ultimately, downstream value comes from our customers bringing products to market, not us. So at the end of the day, it’s not under our direct control. But we do expect across by the end of this year, hopefully more than 80 programs on the platform. We got a nice sort of portfolio of effect of all those different programs running, and some of them at various times we’ll be finishing. And so that’s what you’re going to hear about in the second section there about downstream value and program updates. But prior to that, I wanted to mention about this idea of going from 23 to 30 programs, because for me internally at Ginkgo, that’s really the thing I’m most excited about.

It’s what we really drive the team here to meet, because it does lead to more demand on the platform, which drives bigger scale in our Foundry and Codebase, our two platform assets, at least the Foundry revenue, and then importantly, in the future value share. And so if you go to the next slide, Anna Marie. I’ll highlight one of the things that’s really, to me, interesting about Ginkgo is we have a view that because DNA is common code across all of life, you should end up having sort of, again, the moral equivalent of operating systems, or programming languages, or cloud computing, common horizontal platforms for all markets, which is easy to say, but do we have evidence of it? And what’s nice about Ginkgo is I don’t prove the breadth of our platform by me going off on sort of Don Quixote quest for various products in these different markets. Instead, I have to actually go out and get customers.

And so you can see here, the build over the last five years of me on a lot of planes doing enterprise sales with the commercial team, bringing in customers across different markets, starting in things like flavors and fragrances in the consumer space, industrials, agriculture, food, nutrition, pharma, biotech, and so on, and having today a pretty nice diversified set of markets that we operate in. And if you go to the next slide, Anna Marie. As a reminder, we make money each time we sign one of these programs in two ways. The first, Foundry revenue on the left. For say a one to three year period, typically, while we’re doing a project for the customer in the lab, you’re behind me, we’ll be charging them on a usage basis. The more we use the facility, the more they get charged. Kind of like AWS or Snowflake type of usage pricing.

And then once we’re done with the project and we give them that finished strain with the genome, in other words, the code of the cell, programmed to do what they want and then a licensing agreement that says they can use it, in exchange for that we’re going to get downstream value. Okay. And that’s going to come in a few different forms, but royalties is one of them. Equity is another. And milestones, which we’ll talk about in a minute. If you go to the next slide. Just to highlight, what’s great about Ginkgo is there are two separate TAMs for those types of revenue for the business. The money we get when companies are doing that one to three years of work with us is coming from their R&D budget. They spend this money today. There are thousands of biotech companies, ag biotech, pharma biotech, chemical biotech that have teams of scientists standing at lab benches today working by hand doing this type of cell programming work that Ginkgo would recommend that they outsource out to us.

And that means that that’s one of the markets, it’s that existing R&D spend. So this is a Piper report showing in 2020, about $33 billion of that sort of R&D spending that could come to us over time, if we can migrate people to the platform. And then on the right, this is from a McKinsey report, the end applications. When you have a successful strain and it goes to market, like our customer motif in the animal free meat space and they sell hamburgers, that’s going to show up in the food and ag category here. And we’ll make money there through our sort of app store economic by getting a piece of the value of those applications. Which of these will be most important next year, the year after? I’d say how this industry will play out is unknown.

What I like about our position at Ginkgo, and as I did a lot of strategy games as a kid, one of the things you want to have is optionality. And what’s great about Ginkgo is we can commercialize this business through both of these TAMs. So if it so happens that for some reason things take longer to go to market or whatever, we could really lean in to that R&D focus and bring in more near term revenue via the Foundry revenue and just migrating people over. If it turns out that we really are changing the curve on the rate that we can get products out the door, you could see us lean very heavily more and more into the royalties and the value share, and just grab every product and have them flying off the shelf. So how it will play out, I don’t have a crystal ball on that.

But does Ginkgo have both options in our pockets? Yeah, yeah, we do. And so that’s a very valuable thing for me as we build the business. If you go to the next slide. I will say one of the things that’s real exciting is we are starting to see a shift in customer behavior. Ginkgo has been a company that is basically exclusively an outbound sales company, so it’s a lot of shoe leather, and being on flights, and going and meeting with people and good dinners, I guess. I was going to say bad dinners, but good dinners, and meeting people and getting deals done. And one thing that’s changing as a consequence of recent progress on our deals is we are starting to see a lot more inbound interest from customers. People that are calling us up and saying, how does it work, Jason? What’s the deal structure? How can we get on Ginkgo’s platform?

That is super exciting because it really radically changes the sales cycle speed for us. And so I’m really excited about that. We are seeing that both for startups and big companies. So you can see some of the partners we’ve just announced, in the first half of the year, places like Anthea, which is a company to work on APIs, small, a small company funded with $70 million recently. Bolt Threads, one of the really sort of canonical companies in the synthetic biology space doing spider silk and leather. As well as big companies. We announced our partnership with Aldevron, which was recently acquired by Danaher. It went from a $10 billion company to a $250 billion company. So as well as our deals with Biogen and Corteva. We’re seeing a shift there and that’s why we’re updating that guidance from that sort of 23 to 30.

Go to the next slide, Anna Marie. Okay. So I want to spend a moment on this next set of slides here, because I think, again, this is really the, if you really want to understand the potential of Ginkgo, a lot of it is embedded in this downstream value share. And we can get this value in basically three different ways. What we call a milestone. And an example of this would be our project with Cronos or our project with Biogen, where at the end of a project, when we give you that strain that meets a certain commercial bar, we get a bolus of value all at once. So in the case of Cronos, that’s a set of shares in their company. In the case of Biogen, it’s dollars. But either way, it is a bolus of money at the value at the point of success. Second one, royalties.

So we recently, and Aldevron was recently announced, that we had a 10 fold improvement in the efficiency of the production process for vaccinia capping enzyme, which is a key ingredient in making MRNA vaccines. As Aldevron sells that, we will get royalties every time they sell it. So that is an ongoing sort of recurring revenue stream into the future in the form of royalties. Our deal with Roche is similar when it comes to drugs that will come out of that collaboration. And then the third category is equity. So often with smaller companies, they may prefer to pay Ginkgo in equity in the company rather than ongoing royalties. And so this is the case with Motif, as well as Joyn Bio, our joint venture with Bayer. And so if you go to the next slide, I’m going to go through these three pretty quickly, but to give you a little extra detail.

So in the case of Cronos, we have some really nice updates from the first half of the year. This is a public filing from Cronos, they are public company, where they say they’re going to be using cultured CBG. And so you can see on the left hand side, the top eight molecules on that chart, the first two rows, are the products that Ginkgo is contracted with Cronos to engineer cells to produce, that are yeast cells in this case, like fungal or bacterial cells, rather than extracting them from cannabis plants. And so those eight are what we’re going after. That first one, CBGA, they’re saying, we expect the final productivity target for CBG to be achieved in the coming weeks. Really in the third quarter they’re expecting to succeed commercially here. That’s a great opportunity for us. If you go to the next slide, you can see the way this deal is structured.

So the Foundry revenue portion of this deal is about $22 million. So during the last, this project has been ongoing for the last probably two and a half years or so, we’ve been getting regular monthly access fees as well as milestones along the way as we hit intermediate technical targets. And then on the right-hand side, the downstream value is in the form of a milestone for all eight of those molecules, you see them there. At different levels, depending on the importance of the molecule to Cronos, we get a certain amount of shares in the company. And so, at the current share price, that CBGA milestone would be about $9 million of shares in Cronos. So that’s an example of those eight milestones, what will come off the pipe as we develop these products for Cronos over time. Next slide.

So really, really excited about this project with Aldevron. So this is a cool project for two reasons. Number one, we really got this rolling just about a year ago. So from a standpoint of the speed by which we can start to go from an idea for a cell program to something that is going to market and giving royalties back to Ginkgo, this is very, it’s really great to see things move this fast. And I think this is going to be something that varies by market. There’s no way you’re going to go through a clinical trial on a drug, obviously pandemics accepting, in a year. So something like our project with Roche, which is also royalty bearing, would never finish in a year. But in this case, what Aldevron wanted was the peak key enzyme called vaccinia capping enzyme. It’s an ingredient used in the manufacturer of mRNA vaccines.

It competes with things like Clean Cap and these sort of capping products. And it’s actually a great product, but it’s been very supply constrained. It’s hard to make, for a variety of technical reasons I won’t get into today. And so what we were able to do was take the process that Aldevron was using to make this and produce it in house, and then develop a new process with new engineered cells, where we were about 10 times more efficient than their current process. And if you go to the next slide, in exchange for licensing that strain out to Aldevron, we are getting royalties on sales in a tiered structure where the rates go up as we have further process improvements in that production process with Aldevron. These royalty rates are meaningful.

And for a breakthrough process improvement, in other words, like a substantial drop in price, they will far exceed the typical rates that you would get from the biopharma industry. Aldevron expects to be selling product in 2021. If you happen to be on the call and are interested in VCE, you should call them. And I will mention, we did not receive any Foundry fees for this project. So this was done, you might remember last year we did $25 million of free Foundry work for people that had issues or things to work on near the pandemic, and this fell into that bucket. So we did not receive Foundry revenue for this project, it’s all going to be downstream. But very, very excited. And very importantly, these royalties go many years into the future. So this is a real source of recurring revenue for us, obviously during COVID, but also for really MRNA therapeutics in general.

So it’s really exciting and could not ask for a better partner than Aldevron to bring this to market. Next slide. Our third case, Motif Food Works. So this one is really exciting to me, and it’s a big part of the reason you’re seeing all the inbound interests that I mentioned earlier for our new programs at Ginkgo. So what’s exciting about Motif is this is a brand new company back in 2018 when it got started. And so they built themselves from day one on top of Ginkgo’s platform. In other words, it’s not like Biogen where I’m convincing them to migrate some work they’re doing at their own lab to Ginkgo. Motif was able to never spend a dime building out biotechnology lab equipment. I have hundreds of millions of dollars of equipment back here that Motif just accessed on a service basis, on the next slide, Anna Marie, via these Foundry fees. So you see $19 million in 2019, $21 million, about $40 million in Foundry revenue to Ginkgo.

But in lieu of Motif building out an entire giant R&D team to do this work and building out a whole lab. So this was a really great investment by Motif that led to a follow-on funding round of $226 million announced just about a month ago. And Ginkgo, typically hasn’t reported on what we own in Motif, but we typically take stakes of about 30% in these sort of companies that launch on top of our platform. And so really excited about this as a model. I think when it comes to small companies today, if they already exist, but are small, I think they’re roughly in the Motif situation, they could come on and not have to build that out. We’re obviously excited to have people migrate over. But one of the things I’m really most excited about, and if you look at companies, like for example, Stripe, they really grew this way by launching startups. Shopify practically launched on Stripe.

That’s the kind of model I see a real opportunity for and it’s one of the things we’re trying to accomplish with these 30 new programs this year in 2021. If you go to the next slide, Anna Marie. All right, go ahead. So I mentioned this a little bit earlier, but I do want to spend just a minute on what’s happening with our bio-security business. So, it really is, the CDC said it’s sort of a new war when it comes to Delta. I think people should wrap their heads around that fact. And I think the key thing to keep in mind is the rate of infectiousness of Delta as a variant is five to eight, our nod of five to eight. There’s no amount of vaccination that’s going to make this thing disappear.

So while there was a time where we said, hey, if we got our vaccination rates to X, we can do herd immunity and kind of snuff this thing out like we snuffed out previous SARS and MERS and things like that. That’s not going to happen. So this is going to be an endemic disease. It’s like we take flu shots now, the 1918 flu still sticking around. So there’s a certain caliber of infectious disease that you’re just not going to vaccinate your way out of it completely. And so what you’re trying to get to is a world where the amount of disruption from this virus is tolerable for us with a variety of mitigation procedures. And the ones we have in our toolbox are obviously the vaccines, and that’s the number one tool and as many people as possible should get vaccinated, including once the FDA approves it, kids under 12.

But in addition to that, it’s seeming like the current amount of vaccination we have in the country is not sufficient to really keep a lid on Delta. And so additional mitigations are needed. The other obvious one is masks. Nobody likes masks. I get it. And so figuring out how we are going to have ongoing persistent mitigation. The other tool in the toolbox is ongoing, regular, what we call universal testing. In other words, testing people, in this case for K-12 schools, once a week, so that you can identify early an outbreak. And instead of shutting down a school, you just send home a classroom, or better yet you send home a couple of kids, and you keep the rest of the school open, and you keep the football game going on and everything else. And Mark mentioned it, we’re very fortunate, you should watch the video, honest to God, the Pennsylvania press conference on Monday.

Miguel Cardona, the Secretary of Education for the United States, spoke at this conference. We had Karen Hogan, one of the members of our concentric team up there. And Ginkgo was the sole source provider for K-12 testing in Pennsylvania. And the secretary was saying this is a model for the whole country. And I think that’s right. This is a way to keep schools open in the midst of this pandemic, especially when kids are un-vaccinated. And so we’re really excited about being able to play this role. Where biosecurity goes from here is an open question. It is very political. Republican states and Democratic states are approaching this very differently. But the reality is you’re also seeing in places like Georgia and Florida now whole districts having to close down, because at the end of the day, it doesn’t matter your politics, if there’s a raging outbreak at your school, you’re not going to send your kid in.

And so you’re sort of between a rock and a hard place a little bit right now with the Delta variant and school opening. And I think one of the ways out is going to be this type of universal testing. And so we’re really excited about this. It’s totally different than diagnostics. It’s got to be simpler, and faster, and work in a school and all of this, and that’s really what we optimize our product for. But you can see the list there. We also saw just yesterday signed California, that’s new news. So I’m really excited to have them on the list there. Obviously one of the biggest recipients of this $10 billion that the Federal Government gave to the state specifically for K-12 testing. And so if you go to the next slide. I think in the future, what will happen because of the build-out we’re going to see around sort of this universal testing and monitoring testing this fall and spring, I think you’ll see some sort of a chance to have a more robust biosecurity infrastructure that lasts post pandemic.

And so we sort of have kind of different categories here, being able to monitor ranging, from sewers, to people’s noses, and airports and things like that. We announced a contract with the CDC for airport testing and partnership with express check for flights coming in from India to look for new variants. That just got announced about a week and a half ago. That’s sort of the frontline. And then you want to be able to identify what you find, sequence those variants, see what’s going on. And then you want to have rapid response and recovery. And this is where our work folks like Aldevron and others, in terms of being able to spin up a quick response. Anything we can plug in there is a great opportunity for Ginkgo. This is ultimately I think what the United States will need to build, and really the world.

If you go to the next slide. I said at the beginning of the presentation, but Ginkgo’s goal is to make it as easy to program cells as it is to program computers. And we’re living through an experience where we’re having a really negative experience with biology right now. And from our perspective, if we’re going to build out this technology responsibly, just like Google would need cybersecurity, Ginkgo should be building biosecurity. And so we intend to do that, and this is really the beginnings of it. And so we’re really quite proud of the work we’re doing in K-12 schools right now. So if you go to the next slide. Those are, again, those three points I wanted to land today.

Cell programming is starting to flip into a mode where people are coming to us rather than me having to get on too many planes. Secondly, downstream value is being proven in the near term. This is something that I’ve been waiting years for in the company to see these types of commercial successes come out, because these programs take a while. Really starting to pick up the pace and have more successes, which is great. And then Delta is a new disease effectively, and so it’s going to change the landscape for ongoing biosecurity. So I really appreciate everybody’s time. I’m going to kick it to Anna Marie, who is going to pull questions from a variety of sources and throw them at us. So excited about that. Thank you.

Anna Marie:	Thanks, Jason. We’re going to see if technology is going to cooperate with us here. A reminder for anyone dialing in, any of the analysts dialing in, just raise your hand if you want to ask a question. While they are getting organized, I’m going to just pull a couple of questions that we’ve gotten from a variety of sources. We’ve had folks sending in questions from Twitter and via email. Our employees have been submitting questions. Our employees are our largest shareholder, and so we want to give them the opportunity to ask questions in these settings as well. So we’ll have a variety of sources here. And then for the analysts, I’ll call your name and allow you to talk on Zoom, and you’ll be able to ask your question live as well.

So while we’re getting settled, I’ll start with a question here for Jason, just on sort of general strategy and update. You obviously shared the news that Reshma from Vertex will be joining the board. And so Joal Duncan sent us an email asking what opportunities Reshma Kewalramani from Vertex and Shyam Sankar with Palantir bring to the table for Ginkgo? We’ve got these strong operators joining the board. Also Christian Henry from Pac Bio. We’ve got a bunch of great independent board members. How do you think about building the board?

Jason Kelly:	Yeah. So I think the number one thing we’re looking for is operational support to help the management team make wise decisions, and importantly not repeat mistakes that other people have already done before. And so I would say, Shyam’s been on the board for Reshma was a new addition, Shyam’s been on the board for four and a half years. And so we’ve been fortunate. I’ll speak to Shyam first and then Reshma. With Shyam, if you look at Palantir as a business, they’re a big horizontal platform. They do large, multi-year contracts with big companies. They do sort of custom engineering projects in a totally different area, machine learning and AI versus bioengineering. But the way they sell, how they organize their commercial organization deals, I’ve learned so much from Shyam it’s amazing. And so that’s been a real speed up for us on the commercial side of things.

Palantir is actually doing a fair bit in, as you’ve seen publicly, things in biosecurity and otherwise for data monitoring. I think there could be opportunities to collaborate there, but we don’t have anything in place today. With Reshma, very similarly, the number one reason Reshma Shetty at Ginkgo and I are so excited about having Reshma K. on the board is that we really felt like she got Ginkgo culturally. And as we’re taking the company public, it can create cultural upheaval in the organization, and we want to bridge that and maintain what keeps Ginkgo special, which let us move so quickly, what let us really lead in this industry, want to maintain all that stuff. I think Reshma has gone through that experience. She’s been around the block and sort of fast growing in these big companies. And again, just kind of gets us intuitively. And then on the other side of that coin, she’s at a big therapeutics company, and that is a big area that we’re moving into. So going forward, I expect a lot of opportunities to discuss strategy with her, and Ari and Marijn around our plans in therapeutics.

Anna Marie:	Great. I’m going to throw one more in from Twitter, and then we’ll go to you, Tejas, on the phone. So from B EZ on Twitter, this is for you, Jason, will Ginkgo ever bring their own products to market? A key example was COVID testing, but let’s think five years down the road.

Jason Kelly:	Yeah, that’s an awesome question. So the short answer’s no. Ginkgo’s business is to operate as a horizontal platform and enable other people to bring products to market. That’s really very deeply embedded in the mission of the company. Concentric a bit of a special case, because what we realized when the pandemic got rolling was one of our core cultural tenants at Ginkgo is caring how our platform is used. And if we’re entering and opening up this sort of aperture on what you can do with biology to make it more programmable in a world where there’s not robust biosecurity, that feels irresponsible. And so we are building products there as a compliment to our main line cell engineering capabilities. That’s a unique situation. If I was to engineer a cell to do something, Ginkgo wouldn’t bring that to market. We’d do that via a partner, customer.

Anna Marie:	Great. Thanks, Jason. All right, Tejas, this is where we get to test technology. I’m going to allow you to talk, and hopefully you’ll be able to ask your question to the world here.

Tejas Savant:	All right. Can you hear me, Anna Marie?

Anna Marie:	We can hear you.

Jason Kelly:	There’s no video, Tejas. So I’m just saying.

Anna Marie:	I know. We didn’t give them the power.

Jason Kelly:	Oh, we didn’t give them video. Okay. All right.

Anna Marie:	No. No. Leo, who is our amazing IT wizard, told me that was a terrible idea. So we just get to hear the disembodied voices. Go ahead.

Tejas Savant:	So first of all, Jason, congrats on a solid first half year. Just wanted to ask sort of a broad industry-based question. So one of your competitors obviously had a bit of a hard reset recently after a key product ran into issues. Now you have a horizontal platform based model, which means not all programs that you’re working on actually need to pan out. And in that sense, that’s the power of the business model. That said, there is the possibility that in the earlier stages of your revenue ramp, some of your key programs might run into a similar hurdle. So my question is essentially in two parts, what are the things you can do internally in the near term to minimize that sort of a situation arising? And second, outside of Aldevron, Cronos, and Motif that you highlighted in the press release today, are there any other sort of key programs over the next 18 months or so that we should be paying attention to?

Jason Kelly:	Sure. Yeah. So I’ll comment on this briefly. Yeah. So the first thing I’d say is we know a ton of the people at Zymergen. It is like a f***ing amazing technical organization. What they’ve been building in the last seven, eight years there is just a really high caliber platform. And so what you’re seeing is effectively, in the pharma industry, it’s like missing a phase two trial or something. It happens. It happens on any type of... Particularly when it comes to hard technology developments. Some things are going to work. Some things aren’t. And we understand that across the portfolio that’s just how you do it when it comes to things that have embedded scientific risk.

And so I think it’s roughly as simple as that. What can you do to escape that? Well, I think one thing is certain markets will have a lot of that and certain ones won’t. By the way, that type of risk is highly economically rewarded. There’s a reason that therapeutics go for what they do and have the markets they do. It’s because there’s so much embedded risk in developing them. But if you take, for example, our work in the food space or enzymes or things like that, it has less of that more catastrophic risk that you would see in either therapeutics or in something that’s just a brand new area for biotechnology. The more historical example that would be biofuels, but now more recently things like novel materials.

So that’s how I would bucket it. I think you will have certain projects that are high risk, high reward, and you’ll have certain ones that are lower risk, lower reward. And from a Ginkgo standpoint, having a portfolio of all those is great. But ultimately, that sort of centralized product risk will be embedded with our partners. Some of whom will do amazing and some of whom, it won’t work out. And that’s okay. That’s going to be how that ecosystem looks. Does that make sense?

Tejas Savant:	Yeah. That’s great. And if you could sort of flag maybe two or three key programs over the next 18 months, that’ll be terrific.

Jason Kelly:	Yeah. It’s a very good question. So one of the things to highlight is there’s other things on that list with Cronos. So we have first thing that they’ve been talking about publicly, but there’s more to come. So I am generally excited about that. I think a little bit of success there will hopefully lead to more. In general though, we don’t try to project out what is going to be the program that is successful and pays us money in half one 2022, because at the end of the day, the amount of variables that are embedded in that, both technical, but very, very importantly, the customer. They could decide to go to market. They could decide to put it on the shelf. They could decide to wait another year. We just, at the end of the day, don’t control that. And so I would say... I don’t want to specifically say, “Hey. This is going to land next year or not.” I will say I’m very excited about the stuff we’re doing in therapeutics. So I think that as a category, it will be really exciting for us in 2022.

Tejas Savant:	Super helpful. Thank you, Jason.

Jason Kelly:	Yep.

Anna Marie:	Thanks, Tejas. All right. I’m going to do one more from Twitter here, and then I’m going to call on... Let’s see. Who’s next on the list? I’m just going in alphabetical order. There’s no favorites here. Of people who raised their... I guess not alphabetical, but when you raised your hand. So I’m not saying favorites. Next on the list will be Mike Freeman after we take another question from Twitter,which is from Alexander Roznowski. “How long do you foresee Knight’s law in the future?”

Jason Kelly:	Okay. Yeah. So there’s sort of two assets in Ginkgo’s platform, our foundry, which is what I’m sitting in front of here in Boston, about 200,000 square feet of space, heavy investment in robotic automation and the cool thing about the foundry is it gets better as it gets bigger. So think like an auto plant or a semiconductor fab at Intel or something, things that improve with scale. So we’ve been roughly tripling the output of the facility and having the cost on a unit operation basis annually. There’s a blip for COVID, but in general, over the last six years. We call that Knight’s law for Tom Knight, our co-founder. He’s the first one that sort of noticed it was happening.

And so it initially started happening just by virtue of how we were scaling for the first three years of Knight’s law. And then we said, “Okay. Let’s set that as our target and see if we can keep up with it.” It is a very aggressive scaling rate to be clear. It’s faster than Moore’s law. So we see a pretty clear path to that over the next four to five years, just with a technology roadmap that we’re happy with. We are fortunate because what we’re doing is we’re shifting work that today is done in a distributed fashion. So people with my background, PhD in bioengineering, put on a white lab coat, stand at a lab bench, work with a pipette by hand and do a craft. Think like a chef. A craft process at the bench. We’re taking that and we’re moving it onto robotics and automation, standardizing it and driving scale that way. Okay?

That’s new. That work is... If you walk into a top shelf biotech company, it’s still being done by hand. And so we actually have a lot of free wins, believe it or not, that we gained just by even just standardizing things, adding quality control and all sorts of things. So we have a pretty good path before we need scientific breakthroughs. That starts happening further out. I will note that things like Moore’s law ran on scientific breakthroughs for 50 years. They needed breakthroughs in lithography. It was photonics research. Even as our scale goes up, I still like our odds, because there’s a lot of ways to imagine addressing how to make biology cheaper and faster to program. But as of now, it’s mostly just really engineering horsepower.

Anna Marie:	Great. Thanks. All right. Mike Freeman from Raymond James, I’m going to allow you to talk.

Mike Freeman:	All right. Can you hear me?

Anna Marie:	We can.

Mike Freeman:	All right. Jason, Mark, Anna Marie, thanks so much for taking some time with us today and for making time for me and Raymond James today. Congratulations on the first half, first of all. And congrats on escalating some goalposts there. I’ll ask some questions about how and where synthetic biology might be applied in the future or might be applied right now. There is a clear, huge opportunity in bringing your customers from their supply chains, which rely on petrochemistry, which rely on natural extraction, and bringing that into biomanufacturing. I wonder if you are working with customers now that are looking beyond drop-in replacements to their current supply chains. And what type of customer might this be? And would that be a different type of agreement that you might strike with them if you are doing sort of some of that discovery and exploration work with them?

Jason Kelly:	Yeah. Super good question. So the short answer is similar agreement, I think. Obviously, it’s a different risk profile from our standpoint. A discovery project’s less likely to... Higher risk, higher reward. But that means the customer is getting a bigger reward and we’re getting a bigger percent because their app is more valuable. So I don’t think we need to dramatically change the business model with regard to those projects. I would agree with you in the industrial section right now, we’re a little more in the kind of replace existing stuff. But rewind the clock on biotechnology. So Genentech, we are honored to be able to take their own ticker coming up, when they first started, the first products in the biotech industry were things like insulin and... They were replacements for protein drugs that were currently being extracted from pigs. It’s kind of what you’re seeing in the industrial side.

But then nowadays, we use genetic engineering in therapeutics for discovering new antibodies, new gene therapies. It moved past that. The reason you go after those replacements is they’re the low hanging fruit. And what’s happened is as the technology has gotten cheaper to use, new markets are now accessible with biotechnology, things like in the chemical space and so on. One of our partner companies, Genomatica, just announced a really great partnership with Lululemon today. So by the way, Lululemon doing a biotech deal for plant-based nylon, that’s f***ing cool! And so that’s the world we’re entering. Yes, it’s replacing nylon. I get it. But you are seeing that consumer pull for those replacements. And now that the technology allows it to be technically feasible, you’re going to see more of those in the industrial side. But then eventually I think discovery is what comes after the drop-ins.

Mike Freeman:	Excellent. That’s really helpful. Thanks so much.

Anna Marie:	Thanks, Mike. So this is a question. It’s sort of related to that one from Mike, from a Ginkgo employee, employee shareholder. So they say, “Look. Some programs we work on are highly complex and have a lot of technical risk and some feel like low hanging fruit. What’s the ideal blend when we get out to 2025 and we’re looking at 500 programs? How do we think about that mix?”

Jason Kelly:	The blended is do everything. Does AWS overthink who signs up for server usage? Does Apple try to pick who runs in the app store? No. The answer’s Ginkgo wants it all. And so we will take the people that come at the rate they show up. And if we need more capacity, we’ll build it. But we’re not trying to overfit... I don’t think I’m so smart as to know what products are going to be the next ones to hit. We’re much more interested in customers that are excited to get our platform as fast as possible.

Anna Marie:	Okay. Great. Thanks. Mark Massaro, I should have given you a warning. I didn’t, but you’re going to be up next, Mark Massaro from BTIG. I’m going to take one more question here from the Twitter verse. Antonio Regalado asks, “Please name products, any and all products, that are in the market being sold now which are made with organisms, engineered or optimized, in a Ginkgo Foundry.” And I know we talked about a few today that are obviously hitting now or in the next couple of months. Anything else you’d want to talk about there, Jason?

Jason Kelly:	Yeah. The other ones to add to that would be some of our earlier flavor and fragrance products. So we work with a partner, Robertet, and have brought a few fragrance ingredients to market also at about, call it about, 50,000 liter fermentation scale. And then these ones coming up now, you are seeing in the animal-free meat space, in the cannabis space and in the enzyme space for Aldevron. So really excited to get more on that list, but yeah, that’s our list today.

Anna Marie:	Great. Thanks. All right. Mark Massaro from BTIG, I am going to allow you to talk. You may need to unmute. There you go.

Mark Massaro:	Okay. Can you hear me?

Anna Marie:	Yeah.

Mark Massaro:	Great. Well, guys, thanks for the call today and congrats on increasing your cell program count to 30. A lot of us are already thinking about 2022. And so I know the question has been asked a little bit about how we think about some of these cell programs manifesting in different industries, whether it’s pharma, food and ag, industrial and consumer. Can you just give us a sense? It does seem like it’s a little bit out of your control, Jason. You talk about you’ll take what comes to you, but can you give us a sense for what you think... Among pharma, food and ag and industrial, consumer, which horse do you think will pull forward sooner rather than later? And then I also wanted to ask a question about your M&A appetite. I think in the past, you’ve talked about the potential to do some small-scale tuck-ins, maybe fortifying Codebase or maybe looking at some other things. So how do you think about the M&A outlook as well?

Jason Kelly:	Yeah. Those are both great questions. So I would say when it comes to where we expect the most new deals, for this year, I think we have it on the slide there. It’s kind of a blend between therapeutics and non-therapeutics and small and big companies. I think probably a little 60/30 or 60/40 non-therapeutics to therapeutics or something. But yeah, I don’t know. I think we could start to move pretty quickly on the industrial side and get a lot more smaller companies there. That’s one of the things I’m really excited about. For everyone who’s tuning in from the synthetic biology world, we are really, really excited to make it feasible for small companies to get on a platform in a way that doesn’t break the bank. We want to accelerate them. We think it’s a lot smarter for them to use us than use their own infrastructure.

And so I think that could move real quickly and we could get a lot in that category more with the smaller companies. The more mature, large companies, the Cortevas of the world, those deals just always take a long time. But you could see us doing a lot of small company deals quickly. In therapeutics, it’s a matter of proving our chops. I’m really excited about this Biogen deal, shows relevance of the platform and AV I want to do more deals, to do deals in gene therapy and so on. As we can demonstrate our utility there, I think there is a lot more work to do. It’s the newest market for us, but it’s the biggest R&D spend in the industry. So that one’s a little more to do with how soon do people think I’m not bullshit on being able to do better than their internal R&D teams, but we can prove ourselves pretty quick and we have a lot of horsepower here. So pharma will move at whatever rate that takes for me to prove it.

Anna Marie:	M&A?

Jason Kelly:	Oh, M&A. Yeah. I think you’ve got it right. I think we have the opportunity to... with Dutch DNA, we brought in some Codebase assets we think are important. I mean, I think one way to look at it is when something comes into the Ginkgo platform like Dutch, it’s now available to anybody that wants to use our platform. There also might be assets that are sitting at a company that’s product focused. We can bring that in and turn it into a platform asset. We will find opportunities to do that, but at the same time, we are big supporters and, you’ve seen this with our relationship with companies like Twist and Berkeley Lights, we want to have a very robust tools and products industry in the area of synthetic biology and we want to be the biggest customer of most of these technologies. And so we don’t need to be acquiring and bringing that stuff in-house if there is a healthy industry to support us and suppliers and we want to really make that industry grow alongside us.

Mark Massaro:	Okay. Thank you.

Anna Marie:	Thanks, Mark. Tycho, you’ll be up next, but I’ll take a couple more from Twitter. These are going to be for you, Mark, while you get ready, Tycho. So the first one’s from Varro Analytics on Twitter. “What goes into COGS for a finished Ginkgo stream that gets delivered to a customer plant? Is COGS minimal?”

Mark Dmytruk:	Yeah. So we don’t actually manufacture any of the commercial products for our customers and so we don’t have a cogs line on our P&L. And if you think about it, the actual cogs relating to a finished strain that we deliver to a customer, it’s nominal. Literally after a couple of years of work and multiple million dollars of R&D services, we’re just handing them a vial. So the cogs is really not something that is... like I said, it just doesn’t hit our P&L. What we do have, however, is an R&D services line or an R& D expense line. So we are providing R&D services to our customers over the course of multiple years typically. And what we’re doing is designing and engineering that finished strain.

And so just think about it from that perspective as you know, sort of in the aggregate, we’re not profitable today, but as we drive that Foundry scale economic, we will drive or we expect to drive our EBITDA margins just on the Foundry services part of our business model to the, call it, 20 to 30% range over time. And of course that excludes downstream value share. So hopefully, I’m answering the question there.

Anna Marie:	Thanks, Mark. And there’s a sort of related question on that downstream value share from B E Z again on Twitter, which is, “How does...” Maybe it’s for me, but I’ll let you take it. “How does investor relations plan to update investors on the valuations of downstream assets, royalties or equity over time?”

Mark Dmytruk:	Yeah. So as I mentioned in the comments, we’re not going to provide guidance on something that really is unpredictable as to timing and amount, but we are going to calibrate you on downstream value share periodically. And I think we’ll evaluate sort of what that means, but let’s just say that that will likely be once a year or so. We will look at the portfolio of downstream value share. And you’ll recall in the investor materials, we had come to this $15 million NPV number per program. And so we will be calibrating around that number in future as we get more data points, as we get more programs that are marked to market, et cetera. So I think it’s going to be probably around once a year or so that we’ll update that.

Anna Marie:	Great. Thanks, Mark. All right. Tycho.

Jason Kelly:	Oh, Anna Marie. Sorry. I was just checking my memory. Yeah. So we do have one other one with a different fragrance partner, other than Robertet that I have not... That’s not been announced. And so I just wanted to mention that, because otherwise Antonio will probably call me about it anyway, but, yeah, that also is another one. Sorry. Go ahead.

Mark Dmytruk:	We can’t forget about the Moderna vaccine itself.

Jason Kelly:	We don’t make any of that stuff, but yeah. But yes. We’re happy to provide optimization where we can. Yes. But we’re not a manufacturer, just to be clear.

Anna Marie:	Yep. All right. Tycho, I’m going to allow you to talk.

Tycho Peterson:	Great. Can you hear me okay?

Anna Marie:	Yep. We can hear you.

Tycho Peterson:	Okay. Good. Thanks for hosting the call. Jason, you talked about how success begets success here and you tend to get more inbound interest from customers around similar projects. So I’m wondering on the back of the Aldevron 10X improvement production, if you’re getting inbounds from other mRNA companies and just how you’re thinking about mRNA as a category overall.

Jason Kelly:	Yeah. This is a super good question. Yeah. So we really identified VCE as a bottleneck that was pretty obvious. There are a couple of things we can work on. There are other bottlenecks in the... Well, not bottlenecks, but other things in the process that are potentially supply constrained or at least expensive. And then you can also work on better versions of some of these things. There hasn’t been any time for that during the pandemic, but you could make better versions of a VCE from a standpoint of... And other enzymes that are present in that process. I think there’s a great opportunity there. And we have had inbound interest in that.

Tycho Peterson:	And then if I go back to the analyst day earlier this summer, one of the things you talked about with Codebase was trying to diversify the types of programs you’re working on to enhance Codebase. Can you maybe just touch on that dynamic? And are there particular areas you’re looking at to enhance the database?

Jason Kelly:	Yeah. So the most obvious thing is when we branch out into new species. So three or four years ago now, when we started working in mammalian cells, that was a big leap for us in terms of building out both Codebase assets and actually it should be mentioned, Tycho, the Foundry, the automation, also needs to... You kind of improve it both on scale and what we can do with it. And so it’s not overnight you can use exactly the same stuff to engineer a mammalian cell. We had that do a fair bit of process development to make some of those things operate at a bigger scale, and we’re still doing that. And so I’ll highlight species is one of the axes where you’ll see us keep adding new things. So each new species is one good way to look at how we expand Codebase.

Tycho Peterson:	Great. And then just last one. I know you talked on kind of Knight’s law earlier. You’ve laid out that path to kind of a sub $10 cost of programming a cell. Can you maybe just talk on how much technical risk there is to that? And how much of that’s just dependent on sequencing costs coming down, olgo cost coming down versus internal development?

Jason Kelly:	Yeah. Certainly things like gene synthesis, olgo cost sequencing or inputs into our process, but the dominant thing is really internal development. Overwhelmingly. Yeah. Because we’re not really a sequencer plus one step, in which case you’re really correlated to what sequencing looks like, or gene synthesis plus one thing. To engineer a cell is a relatively elaborate set of things. And then they vary depending on exactly what species you’re in and what end product you’re making. This is what makes it hard, honestly, to build that the sort of Foundry infrastructure. It’s the fact that scientists don’t go to work and do the same thing every day. It’s that variability in the work that makes it hard to make it automated at scale. And so yeah. So I would say we have opportunity. Yes. Anyways, does that answer your question?

Tycho Peterson:	Yeah. No. That’s helpful.

Jason Kelly:	Okay. All right. Yeah.

Tycho Peterson:	Thanks very much. Thanks for taking the questions.

Anna Marie:	Thanks, Tycho. All right. There are probably 100 questions here from Twitter that we did not get to answer, and it breaks my heart, which folks who saw our Reddit AMA will know, I have a very hard time leaving questions unanswered, but we are already two minutes over time and we promised our employees, we would do an employee call after this. And so we want to get back to them. But there’s one more question here that feels like a good wrap up question from Twitter, which just says, “What are the main challenges in scaling syn bio solutions? And how will Ginkgo become the world’s best company at engineering biology?” Some closing remarks maybe, Jason, with that one.

Jason Kelly:	Yeah. So I’ll highlight when people say scaling, they’re often thinking of two halves of the problem. One is getting a microbe in a tank at a big scale producing product. And that has its own set of challenges and there’s a whole set of know-how and learnings associated with running fermentation facilities. We have world experts in that. We help our customers, like Cronos and others, that haven’t done it before. We like to work with customers, like Aldevron, that have done it many times before. So there’s that, when people say scale, a lot of times, they mean that. I’ll leave that aside just for a minute.

At the end of the day, Ginkgo’s view is even that problem is largely a problem of how good are you at programming a genome. If you can make the cell good enough, then it’s a hell of a lot easier to scale it up into fermentation. And then there’s a whole set of applications, for example, in the therapeutic space where it’s really just about can you make an allergenic T-cell. These are problems that are a function of how complex can you program a cell in general. That is overwhelmingly driven by our ability to reduce the cost of compiling and debugging, our ability to have genetic assets, which is the Foundry, and our ability to have genetic assets in our Codebase, which is like our code library.

But the thing that people miss that I’m also really excited about and I’m hoping for a lot of breakthroughs on the team here at Ginkgo is there’s the art of cell programming, how you use those two assets to program a cell. You could give me and my co-founder, Austin Che, the same compiler and debugger for a computer. And I promise you, Austin will write a lot better software than I write. And that is because he is a better programmer. And so there is a theory of it that’s also evolving very quickly and that saves us a lot of work in both in the Foundry and in terms of the Codebase we need. And so I can’t wait to see what that looks like, how we’ll learn how to design. So what will the first programming languages look like? It’s going to be wild. But I think that’s going to be a big part of making this successful.

Anna Marie:	Great. Well, thank you everybody for joining us. This whole presentation will be available forever and ever, I suspect. It’s all on our website. It’s on YouTube. So feel free to look back on it. Feel free to email us any time or shout at us on Twitter. We try to answer as many questions as we can and bring our culture of internal transparency with us as we enter the public market. So really again, appreciate everyone joining us. And enjoy the rest of the week. And we’ll talk to you again soon.

Jason Kelly:	Thanks, everybody.

Mark Dmytruk:	Bye.

Grow with Ginkgo H1 Revenue Update & Business Review August 18, 2021 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1Grow with Ginkgo H1 Revenue Update & Business Review August 18, 2021 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

DISCLAIMER Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements with respect to the proposed business combination (the “Business Combination”) between Ginkgo Bioworks, Inc. (“Ginkgo”) and Soaring Eagle Acquisition Corp. (“Soaring Eagle”), including statements regarding the anticipated timing of the extraordinary general meeting of Soaring Eagle’s shareholders (the “Special Meeting”) and the consummation of the Business Combination, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “potential,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo's business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors'” section of the Proxy Statement (as defined below) and in Soaring Eagle’s other filings with the Soaring Eagle. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry and Market Data In this presentation, Ginkgo relies on and refers to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo’s management’s estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Ginkgo nor Soaring Eagle has independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Ginkgo’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It This presentation relates to a proposed Business Combination between Ginkgo and Soaring Eagle. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a Proxy Statement on August 13, 2021 (the “Proxy Statement”). The Proxy Statement has been sent to all Soaring Eagle shareholders as of the Record Date. Soaring Eagle also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Participants in Solicitation Soaring Eagle and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s shareholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement. You may obtain free copies of these documents as described in the preceding paragraph. 2DISCLAIMER Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the federal securities laws, including statements with respect to the proposed business combination (the “Business Combination”) between Ginkgo Bioworks, Inc. (“Ginkgo”) and Soaring Eagle Acquisition Corp. (“Soaring Eagle”), including statements regarding the anticipated timing of the extraordinary general meeting of Soaring Eagle’s shareholders (the “Special Meeting”) and the consummation of the Business Combination, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “potential,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo's business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors'” section of the Proxy Statement (as defined below) and in Soaring Eagle’s other filings with the Soaring Eagle. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Industry and Market Data In this presentation, Ginkgo relies on and refers to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo’s management’s estimates and/or obtained from third-party sources, including reports by market research firms and company filings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Ginkgo nor Soaring Eagle has independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Ginkgo’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It This presentation relates to a proposed Business Combination between Ginkgo and Soaring Eagle. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a Proxy Statement on August 13, 2021 (the “Proxy Statement”). The Proxy Statement has been sent to all Soaring Eagle shareholders as of the Record Date. Soaring Eagle also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280. Participants in Solicitation Soaring Eagle and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s shareholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement. You may obtain free copies of these documents as described in the preceding paragraph. 2

Our Mission Make biology easier to engineer 3 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1Our Mission Make biology easier to engineer 3 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

We believe… 1 2 3 Cell programming is Downstream value will Delta sucks. And so will the next thing. starting to become become more valuable than mainstream. Foundry service revenue. We have increased our 2021 Foundry service revenue de-risks Biosecurity will be a new market outlook for number of new platform investments, but “wins” separate from diagnostics and we programs from 23 to 30 due to come from successful programs. are becoming a leader due to our higher-than-expected inbound We’ve heard a lot of questions about initial K-12 testing offering. We are interest from potential customers how downstream value works so now expecting our revenue to be at and enhanced credibility from we’re giving 3 near-term case least $75 million for the full year. completing programs. studies. 4 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1We believe… 1 2 3 Cell programming is Downstream value will Delta sucks. And so will the next thing. starting to become become more valuable than mainstream. Foundry service revenue. We have increased our 2021 Foundry service revenue de-risks Biosecurity will be a new market outlook for number of new platform investments, but “wins” separate from diagnostics and we programs from 23 to 30 due to come from successful programs. are becoming a leader due to our higher-than-expected inbound We’ve heard a lot of questions about initial K-12 testing offering. We are interest from potential customers how downstream value works so now expecting our revenue to be at and enhanced credibility from we’re giving 3 near-term case least $75 million for the full year. completing programs. studies. 4 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

Recent Highlights New +11 new programs in H1 Programs (+3 from existing customers) Program Successes (1) $400M+ state contracts for K-12 testing Biosecurity 1,000+ schools served Reshma Kewalramani (CEO Announced acquisition of of Vertex) announces she Other Highlights Dutch DNA (closed 7/1) will join Board of Directors (1) Biosecurity contract value and performance is subject to Ginkgo’s ability to conduct sufficient outreach to school districts, school adoption rates of Concentric and the volume of testing performed within contracted states. These state contracts can be 5 paused or terminated early and there is significant uncertainty in the K-12 testing market in general as the facts and circumstances of the pandemic change regularly. GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement The Market for Cell Programming Downstream Value and Program Updates Biosecurity Q&A 6 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement The Market for Cell Programming Downstream Value and Program Updates Biosecurity Q&A 6 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement Q&A 7 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement Q&A 7 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

H1 Revenue Update (Unaudited) $Ms FY 6mo ended June 30, 2020 2020 2021 % YoY New Programs Launched 18 9 11 22% GAAP Revenue: Foundry $59 $31 $44 41% Biosecurity $17 -- $44 NM Total Revenue $77 $31 $88 180% 8 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1H1 Revenue Update (Unaudited) $Ms FY 6mo ended June 30, 2020 2020 2021 % YoY New Programs Launched 18 9 11 22% GAAP Revenue: Foundry $59 $31 $44 41% Biosecurity $17 -- $44 NM Total Revenue $77 $31 $88 180% 8 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

Full Year Outlook (Unaudited) $Ms FY 6mo ended June 30, 2021 FY Outlook % Change In 2021 2021 Updated 2020 2020 2021 % YoY Original Updated Outlook vs. 2020A New Programs Launched 18 9 11 22% 23 30 30% 67% GAAP Revenue: Foundry $59 $31 $44 41% $100 $100 - 69% (1) Biosecurity $17 -- $44 NM $50 $75+ 50%+ NM Total Revenue $77 $31 $88 180% $150 $175+ 17%+ 127%+ Plus: we expect to see downstream value for certain programs delivered or nearing completion in H2 2021 (1) Biosecurity contract value and performance is subject to Ginkgo’s ability to conduct sufficient outreach to school districts, school adoption rates of Concentric and the volume of testing performed within contracted states. These state contracts can be 9 paused or terminated early and there is significant uncertainty in the K-12 testing market in general as the facts and circumstances of the pandemic change regularly. GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1Full Year Outlook (Unaudited) $Ms FY 6mo ended June 30, 2021 FY Outlook % Change In 2021 2021 Updated 2020 2020 2021 % YoY Original Updated Outlook vs. 2020A New Programs Launched 18 9 11 22% 23 30 30% 67% GAAP Revenue: Foundry $59 $31 $44 41% $100 $100 - 69% (1) Biosecurity $17 -- $44 NM $50 $75+ 50%+ NM Total Revenue $77 $31 $88 180% $150 $175+ 17%+ 127%+ Plus: we expect to see downstream value for certain programs delivered or nearing completion in H2 2021 (1) Biosecurity contract value and performance is subject to Ginkgo’s ability to conduct sufficient outreach to school districts, school adoption rates of Concentric and the volume of testing performed within contracted states. These state contracts can be 9 paused or terminated early and there is significant uncertainty in the K-12 testing market in general as the facts and circumstances of the pandemic change regularly. GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement The Market for Cell Programming Downstream Value and Program Updates Biosecurity Q&A 10 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1AGENDA H1 Revenue Update & Full Year Outlook Investor Presentation Supplement The Market for Cell Programming Downstream Value and Program Updates Biosecurity Q&A 10 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

From May 2021 Investor Presentation Over 70 major customer programs across diverse industries have run on our platform through 2020 = DIVERSIFIED Cumulative Major 3rd Party Programs PLATFORM Can respond rapidly to 80 emerging opportunities and global threats + PHARMA & BIOTECH Mammalian capabilities & PRE-2015: GOVERNMENT PROGRAMS Synlogic partnership First 5+ years of technology building funded 60 through non-dilutive government programs (DARPA, SBIR, etc.) + FOOD & NUTRITION Motif (Louis Dreyfus and Fonterra) launches portfolio of animal-free protein + AGRICULTURE programs Selection by Bayer for 40 agriculture JV after significant industry vetting + INDUSTRIAL & ENVIRONMENT Experience in flavors & fragrances enabled expansion into CONSUMER & industrial chemicals 20 TECHNOLOGY Early experimentation making fine chemicals for flavors & fragrances 0 2015 2016 2017 2018 2019 2020 Consumer & Technology Industrial & Environment Agriculture Food & Nutrition Pharma & Biotech Gov't & Defense Note: “Major” programs exclude proof of concept work and ancillary projects and typically have at least $500K actual / expected development costs on behalf of a customer 11 Gaining traction within increasingly sophisticated end markets GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1From May 2021 Investor Presentation Over 70 major customer programs across diverse industries have run on our platform through 2020 = DIVERSIFIED Cumulative Major 3rd Party Programs PLATFORM Can respond rapidly to 80 emerging opportunities and global threats + PHARMA & BIOTECH Mammalian capabilities & PRE-2015: GOVERNMENT PROGRAMS Synlogic partnership First 5+ years of technology building funded 60 through non-dilutive government programs (DARPA, SBIR, etc.) + FOOD & NUTRITION Motif (Louis Dreyfus and Fonterra) launches portfolio of animal-free protein + AGRICULTURE programs Selection by Bayer for 40 agriculture JV after significant industry vetting + INDUSTRIAL & ENVIRONMENT Experience in flavors & fragrances enabled expansion into CONSUMER & industrial chemicals 20 TECHNOLOGY Early experimentation making fine chemicals for flavors & fragrances 0 2015 2016 2017 2018 2019 2020 Consumer & Technology Industrial & Environment Agriculture Food & Nutrition Pharma & Biotech Gov't & Defense Note: “Major” programs exclude proof of concept work and ancillary projects and typically have at least $500K actual / expected development costs on behalf of a customer 11 Gaining traction within increasingly sophisticated end markets GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

From May 2021 Investor Presentation Programs drive both predictable near-term revenues and long-term value creation with asymmetric upside potential Foundry Downstream Value Upfront payments to cover R&D Value sharing via customer equity and/or costs for customer programs royalties on completed programs Foundry Royalty Stream Equity Equity represents the risk- adjusted NPV of a potential royalty stream OR … … … … Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Yr 0 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Highly predictable revenue Cash flows from value share are typically 100% contribution margin stream independent of as Ginkgo incurs minimal ongoing support or delivery costs program success The choice to structure downstream economics as royalties or equity is typically based on customer size Note: Illustrative economics; variation exists between programs 12 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1From May 2021 Investor Presentation Programs drive both predictable near-term revenues and long-term value creation with asymmetric upside potential Foundry Downstream Value Upfront payments to cover R&D Value sharing via customer equity and/or costs for customer programs royalties on completed programs Foundry Royalty Stream Equity Equity represents the risk- adjusted NPV of a potential royalty stream OR … … … … Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Yr 0 Yr 4 Yr 5 Yr 6 Yr 7 Yr 8 Highly predictable revenue Cash flows from value share are typically 100% contribution margin stream independent of as Ginkgo incurs minimal ongoing support or delivery costs program success The choice to structure downstream economics as royalties or equity is typically based on customer size Note: Illustrative economics; variation exists between programs 12 GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

From May 2021 Investor Presentation Thus, Ginkgo taps into two distinct addressable markets: one for the R&D itself (Foundry Revenue) and one for the products enabled (Downstream Value) Market for Cell Programming R&D Emerging Market for Products Enabled 2030—2040 Annual Direct Economic Impact By Domain - (partial estimate) Existing market for cell engineering lab operations ($B) Ginkgo can tap $60 into both labor $58B $1.2T $1.2T mkts: and tools Cell Engineering Labor High Estimate Cell Engineering Tools Low Estimate $48B Our scale $50 dramatically + significant secondary $22 reduces costs effects not measured $40B $40 $18 $33B $700B $15 $28B $30 $12 We bring $10 $20 efficiency to $36 scientists at $300B $300B $30 the bench $25 $21 $10 $17 $500B $800B $200B $200B $100B $0 Food & Materials & 2019 2020E 2021E 2022E 2023E Health Consumer Other Agriculture Energy Source: Piper Sandler Research Source: McKinsey Global Institute; The Bio Revolution: Innovations transforming economies, societies, and our lives (May 13, 2020) Note: these estimates reflect the estimated biotechnology penetration of these end-markets 13 20% CAGR GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1From May 2021 Investor Presentation Thus, Ginkgo taps into two distinct addressable markets: one for the R&D itself (Foundry Revenue) and one for the products enabled (Downstream Value) Market for Cell Programming R&D Emerging Market for Products Enabled 2030—2040 Annual Direct Economic Impact By Domain - (partial estimate) Existing market for cell engineering lab operations ($B) Ginkgo can tap $60 into both labor $58B $1.2T $1.2T mkts: and tools Cell Engineering Labor High Estimate Cell Engineering Tools Low Estimate $48B Our scale $50 dramatically + significant secondary $22 reduces costs effects not measured $40B $40 $18 $33B $700B $15 $28B $30 $12 We bring $10 $20 efficiency to $36 scientists at $300B $300B $30 the bench $25 $21 $10 $17 $500B $800B $200B $200B $100B $0 Food & Materials & 2019 2020E 2021E 2022E 2023E Health Consumer Other Agriculture Energy Source: Piper Sandler Research Source: McKinsey Global Institute; The Bio Revolution: Innovations transforming economies, societies, and our lives (May 13, 2020) Note: these estimates reflect the estimated biotechnology penetration of these end-markets 13 20% CAGR GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

Ginkgo’s credibility across end-markets is driving inbound interest and accelerating the pace of new program launches 19 New Programs Large market for cell programming R&D across segments 30 Expected for H2 30 Increasing annual Market Mature Companies Startups (1) Organizational focus and Leapfrog incumbents with outlook from 23 to 30 Size benefit from incremental Ginkgo’s scale economics and scale & codebase breadth reduce upfront capital Strong mix of new investments needed logos (~60%) & repeat Scale and efficiency of the customers (~40%) Prior platform wins; form close Projection Pharma & $15-$20B technical partnership and have 20 Pharma/biotech Biotech opportunity to penetrate large trending to approx. 18 existing R&D budgets 35% of H2 programs Breadth of capabilities vs. in- Strong momentum Food house teams focused on plant with earlier-stage biology / food science; & $5-$10B businesses increasingly the default choice Agriculture 11 New 10 11 Recent success delivering Programs in H1 Industrial commercial cell programs in in H1 & $7-$10B these sectors is making Ginkgo the clear leader Consumer Once a customer is on the platform, Ginkgo’s alliance management team With 3 new programs 0 works with the customer to identify new program areas. from repeat customers 2020A 2021E Repeat customers are expected to represent about a third of new programs annually. (1) Market size reflects management estimates for cell programming R&D by industry, excluding spending in academic research 14 +67% # of New Programs by Year GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1Ginkgo’s credibility across end-markets is driving inbound interest and accelerating the pace of new program launches 19 New Programs Large market for cell programming R&D across segments 30 Expected for H2 30 Increasing annual Market Mature Companies Startups (1) Organizational focus and Leapfrog incumbents with outlook from 23 to 30 Size benefit from incremental Ginkgo’s scale economics and scale & codebase breadth reduce upfront capital Strong mix of new investments needed logos (~60%) & repeat Scale and efficiency of the customers (~40%) Prior platform wins; form close Projection Pharma & $15-$20B technical partnership and have 20 Pharma/biotech Biotech opportunity to penetrate large trending to approx. 18 existing R&D budgets 35% of H2 programs Breadth of capabilities vs. in- Strong momentum Food house teams focused on plant with earlier-stage biology / food science; & $5-$10B businesses increasingly the default choice Agriculture 11 New 10 11 Recent success delivering Programs in H1 Industrial commercial cell programs in in H1 & $7-$10B these sectors is making Ginkgo the clear leader Consumer Once a customer is on the platform, Ginkgo’s alliance management team With 3 new programs 0 works with the customer to identify new program areas. from repeat customers 2020A 2021E Repeat customers are expected to represent about a third of new programs annually. (1) Market size reflects management estimates for cell programming R&D by industry, excluding spending in academic research 14 +67% # of New Programs by Year GI N KGO B I O W OR K S H1 U P D A T E | A U GU S T 2 0 2 1

APPENDIX 29APPENDIX 29

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the anticipated timing of Soaring Eagle’s extraordinary general meeting of its shareholders (the “Special Meeting”) and the consummation of its proposed business combination with Ginkgo (the “Business Combination”), the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “potential,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of the Proxy Statement (as defined below) and in Soaring Eagle’s other filings with the Soaring Eagle. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and Soaring Eagle. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a definitive proxy statement/prospectus (the “Proxy Statement”) on August 13, 2021. The Proxy Statement has been sent to all Soaring Eagle shareholders as of August 10, 2021 (the “Record Date”). Soaring Eagle also will file other documents regarding the proposed transaction with the U.S. Securities & Exchange Commission (the “SEC”). Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

Soaring Eagle’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s stockholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement regarding the proposed transaction . You may obtain free copies of these documents as described in the preceding paragraph.

MEDIA CONTACT:

press@ginkgobioworks.com

INVESTOR CONTACT:

investors@ginkgobioworks.com